						Exhibit 99(a)

Entergy Arkansas, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

	Twelve Months Ended
	December 31,					September 30,

	1999	2000	2001	2002	2003	2004

Fixed charges, as defined:
Total Interest Charges	$97,023	$101,600	$109,523	$103,210	$91,221	$83,106
Interest applicable to rentals	17,289	16,449	14,563	12,762	15,425	13,564

Total fixed charges, as defined	114,312	118,049	124,086	115,972	106,646	96,670

Preferred dividends, as defined (a)	17,836	13,479	12,348	11,869	14,274	13,646

Combined fixed charges and preferred dividends, as defined	$132,148	$131,528	$136,434	$127,841	$120,920	$110,316

Earnings as defined:

Net Income	$69,313	$137,047	$178,185	$135,643	$126,009	$112,504
Add:
Provision for income taxes:
Total	54,012	100,512	105,933	71,404	105,296	84,705
Fixed charges as above	114,312	118,049	124,086	115,972	106,646	96,670

Total earnings, as defined	$237,637	$355,608	$408,204	$323,019	$337,951	$293,879

Ratio of earnings to fixed charges, as defined	2.08	3.01	3.29	2.79	3.17	3.04

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	1.80	2.70	2.99	2.53	2.79	2.66

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.